EXHIBIT 99.1

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                        CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1995 and 1994


                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                                December 31, 1995




LIST OF CONSOLIDATED FINANCIAL STATEMENTS


  Reports of Independent Auditors

  Consolidated Balance Sheets as of December 31, 1995 and 1994

  Consolidated Statements of Operations for the Years Ended December 31,
        1995, 1994 and 1993

  Consolidated Statement of Partners' Deficit for the Years Ended
        December 31, 1995, 1994 and 1993

  Consolidated Statements of Cash Flows for the Years Ended December 31,
        1995, 1994 and 1993

  Notes to Consolidated Financial Statements



                Report of Ernst & Young LLP, Independent Auditors




The Partners
Consolidated Capital Equity Partners/Two L.P.

We have audited the accompanying consolidated balance sheet of Consolidated Capital Equity Partners/Two L.P. as of December 31, 1995, and the related consolidated statements of operations, changes in partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Capital Equity Partners/Two L.P. as of December 31, 1995, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, in 1995 the Partnership changed its method of accounting for impairment of long-lived assets and for long-lived assets to be disposed of.


                                                            /s/ERNST & YOUNG LLP


Greenville, South Carolina
February 23, 1996




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Partners of
Consolidated Capital Equity Partners/Two, L.P.:

We have audited the accompanying consolidated balance sheet of Consolidated Capital Equity Partners/Two, L.P. (a California limited partnership) as of December 31, 1994, and the related consolidated statements of operations, partners' deficit and cash flows for the years ended December 31, 1994 and 1993. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Capital Equity Partners/Two, L.P. as of December 31, 1994, and the results of its operations and its cash flows for the years ended December 31, 1994 and 1993, in conformity with generally accepted accounting principles.



                                                         /s/Arthur Andersen, LLP


Dallas, Texas
March 23, 1995




                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)




                                                            DECEMBER 31,
 Assets                                                  1995         1994
     Cash and cash equivalents                        $   2,132    $   1,936
     Securities available for sale                           --          390
     Other assets                                         3,773        3,121
     Investments in limited partnerships                    460        2,508
     Due from affiliates                                     --           10
     Investment properties:
        Land                                             10,977       13,418
        Buildings and related personal property          85,853       95,171
                                                         96,830      108,589
        Less: accumulated depreciation                  (53,493)     (48,364)
                                                         43,337       60,225

                                                      $  49,702    $  68,190

 Liabilities and Partners' Deficit
 Liabilities
     Accounts payable and accrued liabilities         $   2,581    $   1,781
     Mortgage notes and interest payable                 24,351       24,441
     Master loan and interest payable                   203,805      185,442
     Due to affiliates                                       27        1,318
                                                        230,764      212,982

 Partners' Deficit
     General Partner                                     (1,797)      (1,434)
     Limited Partners                                  (179,265)    (143,358)
                                                       (181,062)    (144,792)

                                                      $  49,702    $  68,190

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)



                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                      1995       1994         1993
 Revenues:
      Rental income                                 $ 16,963   $ 17,923     $ 17,671
      Other income                                       125         55          688

        Total revenues                                17,088     17,978       18,359

 Expenses:
      Operating                                       10,478     10,685       10,480
      Depreciation and amortization                    5,655      5,789        5,880
      Interest                                        21,156     20,076       18,363
      General and administrative                         619        636          561
      Write-down of investment properties
        and investment in limited partnerships        15,406         --          224
      Loss on disposal of property                        44        714           --

        Total expenses                                53,358     37,900       35,508

           Net loss                                 $(36,270)  $(19,922)    $(17,149)

 Net loss allocated to general partner (1%)         $   (363)  $   (199)    $   (171)
 Net loss allocated to limited partners (99%)        (35,907)   (19,723)     (16,978)

                                                    $(36,270)  $(19,922)    $(17,149)

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   CONSOLIDATED STATEMENT OF PARTNERS' DEFICIT
                                 (in thousands)


                                            General     Limited
                                            Partner     Partners       Total

 Partners' deficit at December 31, 1992     $(1,064)   $(106,657)   $(107,721)

 Net loss for the year
      ended December 31, 1993                  (171)     (16,978)     (17,149)

 Partners's deficit at December 31, 1993     (1,235)    (123,635)    (124,870)

 Net loss for the year
      ended December 31, 1994                  (199)     (19,723)     (19,922)

 Partners' deficit at December 31, 1994     $(1,434)   $(143,358)   $(144,792)

 Net loss for the year
      ended December 31, 1995                  (363)     (35,907)     (36,270)

 Partners' deficit at December 31, 1995     $(1,797)   $(179,265)   $(181,062)


           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                    1995         1994         1993
 Cash flows from operating activities:
 Net loss                                        $(36,270)    $(19,922)    $(17,149)
 Adjustments to reconcile net loss to net
  cash provided by operating activities:
    Depreciation and amortization                   5,655        5,789        5,880
    Loss on disposal of property                       44          714           --
    Participation interest paid at property
       disposition                                     --          313           --
    Prorated rents paid at property
       disposition                                     --           42           --
    Write-down of investment properties and
       investment in limited partnerships          15,406           --          224
    Change in accounts:
       Other assets                                  (959)        (761)         (16)
       Accounts payable and accrued
          liabilities                                 827           10           15
       Interest on Master Loan                     18,115           --           --
       Interest payable                                68       16,429       13,644
       Due to (from) affiliates                    (1,308)         (31)          47

 Net cash provided by operating activities          1,578        2,583        2,645

 Cash flows from investing activities:
    Property improvements and replacements         (2,813)      (1,835)      (1,358)
    Proceeds from property disposition                 --          862           --
    Proceeds from sale of securities
       available for sale                          10,019           --           --
    Purchase of securities available for sale      (9,629)        (390)          --
    Distributions from investment in
       limited partnerships                         1,048           --           --

 Net cash used in investing activities             (1,375)      (1,363)      (1,358)

 Cash flow used in financing activities:
    Advances on Master Loan                         1,500           --          662
    Loan costs paid                                   (97)          --           --
    Principal payments on notes payable              (426)        (475)        (517)
    Principal payments on Master Loan              (1,252)        (315)      (1,075)
    Proceeds from long-term borrowings              6,970           --           --
    Repayment of mortgage notes payable            (6,702)          --           --

 Net cash used in financing activities                 (7)        (790)        (930)

 Net increase in cash                                 196          430          357

 Cash and cash equivalents, at beginning
  of year                                           1,936        1,506        1,149
 Cash and cash equivalents, at end of year       $  2,132     $  1,936     $  1,506
 Supplemental disclosure of cash
  flow information:
  Cash paid for interest                         $  4,265     $  3,287     $  4,663

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Organization and Summary of Significant Accounting Policies

Organization: Equity Partners/Two ("EP/2"), a California general partnership, was formed on April 28, 1983, to engage in the business of acquiring, operating and holding equity investments in income-producing real properties. Certain of the general partners of EP/2 were former shareholders and former management of Consolidated Capital Equities Corporation ("CCEC"), the former corporate general partner of CCIP/2 (as defined below). On November 16, 1990, pursuant to the bankruptcy settlement discussed below, EP/2's general partners executed a new partnership agreement (the "New Partnership Agreement") whereby EP/2 converted from a general partnership to a California limited partnership, Consolidated Capital Equity Partners/Two, L.P. ("CCEP/2"). The general partners of EP/2 became limited partners of CCEP/2. ConCap Holdings, Inc. ("CHI"), a Texas corporation, is CCEP/2's General Partner.

The operations of EP/2 were financed substantially through nonrecourse notes with participation interests (the "Master Loan") from Consolidated Capital Institutional Properties/2 ("CCIP/2"), a California limited partnership. These notes are secured by the real properties owned by and notes receivable on sold properties owed to CCEP/2. The Partnership operates four apartment properties located in Colorado, Illinois, Ohio and Texas and eight commercial office complexes located in California, Georgia, Michigan and Virginia.

EP/2 Bankruptcy and Reorganization: During 1989, EP/2 defaulted on certain interest payments that were due to CCIP/2 under the Master Loan and, before CCIP/2 was able to exercise its remedies for such default, EP/2 filed for bankruptcy protection in a Chapter 11 reorganization proceeding ("Chapter 11").

On October 18, 1990, the bankruptcy court approved EP/2's consensual plan of reorganization (the "Plan"). On November 16, 1990, CCIP/2 consummated a closing under the Plan pursuant to which: (1) CCIP/2 and EP/2 executed an amended and restated loan agreement ("New Master Loan Agreement"); (2) CCEP/2 renewed the deeds of trust on all collateral securing the Master Loan; (3) EP/2 paid CCIP/2 cash of approximately $2.5 million, including $1.8 million contributed by the general partners of EP/2 related to their promissory notes; (4) the general partners of EP/2 contributed certain partnership interests in affiliated partnerships ("General Partnership Interests"), which were valued by management of CCIP/2 at approximately $2.5 million, that were assigned to CCIP/2 as additional collateral securing the Master Loan and (5) all liabilities and claims between EP/2's general partners and CCIP/2 were released. See "Note C" for a description of the terms of the New Master Loan Agreement.

The managing general partner of EP/2 was Consolidated Capital Enterprises, Inc. ("CCEI"), a Georgia corporation. In December 1988, CCEC filed for Chapter 11 protection. In October 1990, as part of CCEC's reorganization plan, CCEC sold its general partner interest in CCIP/2 to ConCap Equities, Inc. ("CEI"), a Delaware corporation. Pursuant to the New Partnership Agreement as discussed above, CHI, a wholly-owned subsidiary of CEI, became the sole general partner of CCEP/2, replacing CCEI, and the former general partners of EP/2 became limited partners of CCEP/2. Pursuant to the New Partnership Agreement, CCEP/2 is managed by CHI and CHI has full discretion with respect to conducting CCEP/2's business. CHI and the limited partners are hereinafter referred to collectively as the "Partners."

All of CEI's outstanding stock is owned by GII Realty, Inc. In December 1994, the parent of GII Realty, Inc., entered into a transaction (the "Insignia Transaction") in which among other things, MAE-ICC, Inc., a wholly owned subsidiary of Metropolitan Asset Enhancement, L.P., an affiliate of Insignia Financial Group, Inc. ("Insignia") acquired an option (exercisable in whole or in part from time to time) to purchase all of the stock of GII Realty, Inc. and, pursuant to a partial exercise of such option, acquired 50.5% of that stock. As a part of the Insignia Transaction, MAE-ICC, Inc. also acquired all of the outstanding stock of Partnership Services, Inc., an asset manager and Insignia acquired all of the outstanding stock of Coventry Properties, Inc., a property manager. In addition, confidentiality, non-competition, and standstill arrangements were entered into between certain of the parties. Those arrangements, among other things, prohibit GII Realty's former sole shareholder from purchasing Partnership Units for a period of three years. On October 24, 1995, MAE-ICC, Inc. exercised the remaining portion of its option to purchase all of the remaining outstanding capital stock of GII Realty, Inc. held by Gordon Realty, Inc. Pursuant to the terms of the option, MAE-ICC, Inc. acquired the remaining 49.5% of the outstanding capital stock of GII Realty.

Principles of Consolidation: In 1985, EP/2 together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between CCEP/2, as successor to EP/2, and Anderson CC 2, respectively. CCEP/2's investment in CC Office Associates is consolidated in CCEP/2's financial statements. No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by CCIP/2 on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to CCEP/2.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents:

   Unrestricted - Unrestricted cash includes cash on hand and in banks and in money market funds. U.S. Treasury Bills with original maturities greater than 90 days are considered to be investments. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

   Restricted Cash - tenant security deposits - The Partnership requires security deposits from lessees for the duration of the lease and such deposits are considered restricted cash. Deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments. Security deposits of approximately $521,000 and $0 are included in cash and cash equivalents at December 31, 1995 and 1994, respectively.

Escrows for Taxes: These funds of approximately $740,000 and $397,000 at December 31, 1995 and 1994, respectively, are held by the Partnership and the mortgage lender, designated for the payment of real estate taxes and included in other assets.

Securities for Sale: In 1994, the Partnership adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As the fair values of securities available for sale ("Securities") approximate their cost, any unrealized gains or losses are immaterial and therefore have not been recorded in the accompanying financial statements. Any such adjustment would be recorded directly to Partners' Equity (Deficit) and would not be reflected in the Statement of Operations. The cost of securities sold is determined using the specific identification method.

The Securities as of December 31, 1994, are as follows:


  DESCRIPTION                   COST                   MATURITY

  Treasury Bill              $ 389,600               March, 1995

Depreciation: Depreciation is provided by the straight-line method over the estimated lives of the apartment properties and related personal property. For Federal income tax purposes, the accelerated cost recovery method is used (1) for real property over 15 years for additions prior to March 16, 1984, 18 years for additions after March 15, 1984, and before May 9, 1985, and 19 years for additions after May 8, 1985, and before January 1, 1987, and (2) for personal property over 5 years for additions prior to January 1, 1987. As a result of the Tax Reform Act of 1986, for additions after December 31, 1986, the modified accelerated cost recovery method is used for depreciation of (1) real property additions over 27 1/2 years and (2) personal property additions over 5 to 15 years.

Loan Costs: Loan costs of $110,033 are included in other assets and are being amortized on a straight-line basis over the life of the loans.

Investments in Limited Partnerships: The investments in limited partnerships represent certain interests in three affiliated limited partnerships that were contributed by EP/2's general partners to the Partnership. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to the Partnership or the current estimated fair value of the interests. The Partnership wrote this investment down $1 million to its estimated fair value during the third quarter of 1995. Also, in the fourth quarter of 1995, CCEP/2 received distributions from two of the affiliated partnerships in the amount of $1,047,860. This amount was subsequently paid to CCIP/2 as a principal payment on the Master Loan per the loan agreement.

Advertising:  The Partnership expenses the costs of advertising as incurred.

Investment Properties: Prior to September 30, 1995, investment properties were carried at the lower of cost or estimated fair value, which was determined using the higher of the property's non-recourse debt amount, when applicable, or the net operating income of the investment property capitalized at a rate deemed reasonable for the type of property. At September 30, 1995, the Partnership adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," ("SFAS 121") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The fair values of the investment properties owned by the Partnership were determined using the net operating income of the investment property capitalized at a rate deemed reasonable for the type of property. The methodology has not changed from the methodology under the previous accounting policy except the Partnership no longer uses the non-recourse debt as a floor for recording impairment losses. The Partnership, until the adoption of SFAS 121, followed standard industry practice and did not write down individual investment properties below the outstanding non-recourse debt of the individual investment properties. Upon the adoption of SFAS 121, several of the investment properties (Central Park Place, Central Park Plaza, Cosmopolitan Center, Crescent Center, Lahser Center I, Lahser Center II and Town Center) recorded impairment losses and were written down below the non-recourse debt balances. The Partnership recorded a write-down of approximately $14.4 million at seven of its properties during the year ended December 31, 1995.

Leases: The Partnership leases certain commercial space to tenants under various lease terms. The leases are accounted for as operating leases in accordance with Financial Accounting Standards Board Statement No. 13. Some of the leases contain stated rental increases during their term. For leases with fixed rental increases, rents are recognized on a straight-line basis over the terms of the lease.

For all other leases, minimum rents are recognized over the terms of the leases.

The Partnership generally leases apartment units for twelve-month terms or less. The Partnership recognizes income as earned on these leases. In addition, management finds it necessary to offer rental concessions during particularly slow months or in response to heavy competition from other similar complexes in the area. Concessions are charged to expenses as incurred.

Lease Commissions: Lease commissions are capitalized and amortized using the straight-line method over the life of the applicable lease. At December 31, 1995 and 1994, lease commissions totaled $2,358,025 and $3,045,897, respectively, with accumulated amortization of $1,102,499 and $1,818,871, respectively. Lease commissions are included in other assets.

Other Revenue: During 1992, CCEP/2 initiated litigation to collect reimbursable utility charges from one of the tenants of the Richmond Plaza Office Building. In 1993 the litigation was dismissed. In July 1993, CCEP/2 collected $650,000 from the tenant which was recognized as other income.

Allocation of Net Income and Cash Distributions: Pursuant to the Partnership Agreement, net income and net losses for both financial and tax reporting purposes are allocated 99% to the Limited Partners and 1% to CHI. Distributions to the Partners are not allowed until CCEP/2 has fully paid and performed under the terms of the Master Loan.

Due to Affiliates: Due from affiliates primarily represents cash flow payments owed by CCEP/2 to CCIP/2 in accordance with the terms of the Master Loan.

Income Taxes: No provision has been made in the financial statements for Federal income taxes because under current law, no Federal income taxes are paid directly by CCEP/2. The Partners are responsible for their respective shares of CCEP/2's net income or loss. CCEP/2 reports certain transactions differently for tax than for financial statement purposes.

The tax basis of the Partnership's assets and liabilities is approximately $118.9 million greater than the assets and liabilities as reported in the financial statements at December 31, 1995.

Fair Value: In 1995, the Partnership implemented Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," which requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. The carrying amount of the Partnership's cash and cash equivalents approximates fair value due to short-term maturities. The Partnership estimates the fair value of its fixed rate mortgages by discounted cash flow analysis, based on estimated borrowing rates currently available to the Partnership.

Reclassifications: Certain reclassifications have been made to the 1993 and 1994 information to conform to the 1995 presentation.

Note B - Disposition of Real Estate

During 1994, the Partnership sold Chagrin Richmond Office Building and recognized a $714,000 loss on the sale of real estate.


Note C - Master Loan and Accrued Interest Payable

The Master Loan principal and accrued interest payable balances at December 31, 1995, and December 31, 1994, are $203.8 million and $185.4 million, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at 10% per annum and payments are due quarterly in an amount equal to Excess Cash Flow, generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan.
Any net proceeds from sale or refinancing of any of CCEP/2's properties are paid to CCIP/2 under the terms of the Master Loan Agreement. The Master Loan matures in November 2000. The General Partner has determined that the Master Loan and related interest payable has no determinable fair value since payments are limited to net cash flows, as defined, but is not believed to be in excess of the fair values of the underlying collateral.

Effective January 1, 1993, CCEP/2 and CCIP/2 amended the Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP/2 to CCEP/2. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP/2 by the amount of CCEP/2's capital expenditures since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan.

During 1995, CCIP/2 loaned approximately $1.5 million to CCEP/2 as an advance on the Master Loan to pay for capital improvements at various properties in order to maintain the assets that secure the Master Loan. Also, during 1995, CCEP/2 paid down the Master Loan by $1,252,000. The payments were made using $1,048,000 in distributions received from affiliated partnerships and $204,000 from lawsuit settlement proceeds. (See Note G.)

Note D - Mortgage Notes Payable

The principal terms of mortgage notes payable are as follows (in thousands):



                           Principal     Monthly                         Principal
                          Balance At     Payment    Stated                Balance
                         December 31,   Including  Interest   Maturity    Due At
 Property                    1995       Interest     Rate       Date     Maturity
 Richmond Plaza
   1st Mortgage             $14,369       $132       9.63%     03/95       $14,369
 Village Brooke
   1st Mortgage               6,970         54       8.00%      12/02        6,161
 Town Center
   1st Mortgage                 594          9       9.88%    08/01/03           9
   2nd Mortgage                 332          8       8.63%    06/01/00           7
   3rd Mortgage               1,122         10       8.75%    10/01/00       1,028
   Other Mortgage               897          8       8.75%    10/01/00         823

   Totals                   $24,284       $221



The mortgage notes payable are nonrecourse and collateralized by deeds of trust on the real property. All of these notes are superior to the Master Loan. The estimated fair values of the Partnership's aggregate debt, excluding the Master Loan, is approximately $24,410,000. This estimate is not necessarily indicative of the amounts the Partnership may pay in actual market transactions.

On November 1995, the Partnership successfully refinanced the mortgage note at Village Brooke Apartments. Of the $6,970,000 gross proceeds received in the refinancing, approximately $6,702,000 was used to pay off the old mortgage debt. The new note requires monthly principal and interest payments of approximately $54,000 at a stated interest rate of 8.0%. A balloon payment of approximately $6,161,000 is due December 2022.

The mortgage note at Richmond Plaza matured March 1995 with waivers of the default obtained from the lender through March 15, 1996. The Partnership has continued to make monthly payments of approximately $132,000 under the terms of the original note, and is currently negotiating a refinancing which is expected to close in the first quarter of 1996. No assurance can be given that the General Partner will be successful in its negotiations with the lender.

Scheduled principal payments of mortgage notes payable subsequent to December 31, 1995, are as follows (in thousands):


      Years Ending December 31,             Notes Payable
              1996                             $ 14,609
              1997                                  262
              1998                                  286
              1999                                  312
              2000                                2,125
        Thereafter                                6,690
              Total                            $ 24,284


Note E - Related Party Transactions

The Partnership has no employees and is dependent on the General Partner and its affiliates for management and administration of all Partnership activities. The Partnership paid property management fees based upon collected gross rental revenues for property management services in each of the years ended December 31, 1995, 1994 and 1993. For the year ended December 31, 1994, a portion of such property management fees were paid to the property management companies performing day-to-day property management services and a portion was paid to Partnership Services, Inc. ("PSI") for advisory services related to day-to-day property operations. In July 1992, Coventry assumed day-to-day property management responsibility under the same fee arrangement as the prior unaffiliated management companies. Coventry Properties, Inc. ("Coventry"), an affiliate of the General Partner, provided day-to-day property management responsibilities for three additional properties of the Partnership under the same management fee arrangement as the unaffiliated management companies. In late December 1994, an affiliate of Insignia assumed day-to-day property management responsibilities for all of CCEP/2's properties. Fees paid to affiliates of Insignia during the year ended December 31, 1995, and fees paid to Coventry and PSI for the year ended December 31, 1994 and 1993, are reflected in the following table.

Also, the Partnership is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for CCEP/2's properties. Advisory fees paid pursuant to this agreement are reflected in the following table:


                                                     For the Years Ended
                                                         December 31,
                                                  1995        1994      1993
                                                         (in thousands)

     Property management fees                      $853       $511       $388
     Investment advisory fees                       178        182        191
     Lease commissions                              514        493         --



The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP/2 activities. The General Partner and its current and former affiliates, which includes Coventry, received reimbursements for the year ended December 31, 1995, 1994 and 1993, as reflected in the following table:

                                                     For the Years Ended
                                                         December 31,
                                                  1995        1994       1993
                                                         (in thousands)

    Reimbursement for services of affiliates      $329        $293        $260

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties/2 ("CCIP/2") pursuant to the Master Loan Agreement. Such interest payments totaled approximately $.7 million, $.8 million and $1.9 million for the years ended December 31, 1995, 1994 and 1993, respectively. Advances of approximately $1.5 million and $.6 million were made under the Master Loan Agreement during the years ended December 31, 1995 and 1993, respectively. Additionally, CCEP/2 made principal payments on the Master Loan of $1,252,000 and $315,000 in 1995 and 1994, respectively. These funds were received from distributions from two affiliated partnerships and from proceeds of a lawsuit settlement.

On July 1, 1995, the Partnership began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

Note F - Revenues

Rental income on the commercial property leases is recognized on a straight-line basis over the life of the applicable leases. Minimum future rental income for the commercial properties subject to noncancellable operating leases is as follows (in thousands):


                  YEAR ENDING
                  DECEMBER 31,
                      1996                $  8,286
                      1997                   6,669
                      1998                   5,112
                      1999                   4,577
                      2000                   1,572
                   Thereafter                1,568
                                          $ 27,784

There is no assurance that this rental income will continue at the same level when the current leases expire.

Note G - Legal Proceedings

CCEP/2 was a general partner in a limited partnership ("Broad and Locust Associates") which was managed by an unaffiliated co-general partner and which owned the 230 S. Broad Street Office Complex. Broad and Locust Associates filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 1992, and in 1993 a reorganization plan was confirmed by the bankruptcy court. Pursuant to the reorganization, the 230 S. Broad Street Office Complex was transferred to the first lien holder which held a mortgage loan of approximately $16 million secured by the property. The bankruptcy court determined the first lien was in excess of the property's estimated fair value, therefore, CCEP/2's general partner interest was unsecured. The disposition of the property did not release CCEP/2 from its $4.4 million obligation to CCIP/2 under the Master Loan which had been secured by the general partner interest in Broad and Locust Associates. CCIP/2 had previously recognized a provision for possible losses for the balance of the Investments in Master Loan secured by the general partner interest in Broad and Locust Associates. In 1994, CCEP/2 made a demand on certain other partners of Broad & Locust Associates for the amount of the Deficit Restoration Obligation ("DRO") as defined in the Broad & Locust Associates Second Amended and Restated Partnership Agreement entered into in July 1984 by CCEP/2 and certain other partners. In 1995 approximately $204,000 was received by CCEP/2 on partial settlement of this claim. No assurance can be given that CCEP/2 will be successful in its attempts to obtain further payment of the DRO amount.


Note H - Real Estate and Accumulated Depreciation

The investment properties owned by the Partnership consist of the following:


(in thousands)
                                  Building
                                  & Related
                                  Personal               Accumulated    Depreciable
Description              Land     Interest    Total      Depreciation    Life-Years
Canyon Crest            $   145    $ 3,011   $ 3,156       $ 1,472         3-20
Central Park Plaza          920      9,236    10,156         5,363         1-20
Central Park Place          811      7,853     8,664         5,452         1-20
Cosmopolitan Center         343      3,503     3,846         3,292         1-20
Crescent Center             212      3,089     3,301         2,615         3-20
Lahser I                    506      6,859     7,365         4,765         1-20
Lahser II                   484      3,651     4,135         2,040         3-20
Highcrest Townhomes         707      6,504     7,211         3,347         3-20
Richmond Plaza            2,019     15,524    17,543         9,153         3-20
Town Center               2,951     13,481    16,432         9,048         1-20
Village Brooke            1,099      7,827     8,926         4,161         3-20
Windemere                   780      5,315     6,095         2,785         3-20

Total                   $10,977    $85,853   $96,830       $53,493